UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-10882

Aegon Ltd
(Translation of registrant's name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: September 1, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon publishes agenda for EGM on redomiciliation to US

Schiphol, September 1, 2026 - Aegon today published the agenda for its Extraordinary General Meeting of Shareholders (EGM) scheduled for October 8, 2026. The purpose of the EGM is to seek shareholder approval for Aegon’s redomiciliation to the US, as was announced at Aegon’s Capital Markets Day in December 2025.

The agenda and related materials, including the Shareholder Circular published on August 26, are available on the dedicated Aegon EGM webpage. The Shareholder Circular provides information relating to Aegon’s intended redomiciliation to the US that will be proposed to the EGM, including Aegon’s proposed future organizational and governance documents and an Omnibus Incentive Plan.

The EGM will be held in a virtual manner and Aegon’s policy on virtual shareholder meetings will apply. A live stream of the EGM will be available on our website, at www.aegon.com. All related meeting materials, including the agenda and full details on how to register, participate and vote, are now available on our dedicated EGM webpage.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31 611 953 367	+44 782 337 1511
carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon
Aegon is an international financial services holding company. Aegon’s ambition is to become a leading US life insurance, annuity, and retirement group with international insurance and asset management subsidiaries. Aegon’s portfolio of businesses includes fully-owned businesses in the United States and a global asset manager. On April 15, 2026, Aegon announced an agreement to sell its insurance platform in the UK, Aegon UK, and expects to complete the transaction around the end of 2026. Via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China, Aegon creates value by combining Aegon’s international expertise with strong local partners. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found on aegon.com.

Attachment

  20260901_PR_Aegon publishes agenda for EGM on redomiciliation to US (https://ml-eu.globenewswire.com/Resource/Download/2bdbb8c6-9d31-433f-8eff-85664d95ccee)